Via EDGAR and Facsimile Securities and Exchange Commission 100 F Street, N.E. Washington, D.C, 20549	Patni Computer Systems Ltd. Akruti, MIDC Cross Road No 21 Andheri (E) Mumbai — 400 093 India TEL: +91 22 6693 0500 FAX: +91 22 6693 0211 www.igatepatni.com

Date: November 10, 2011

Attention:	Kathleen Collins- Accounting Branch Chief
Mathew Crispino — Staff Attorney
Melissa Kindelan, Staff Accountant

Re:	Patni Computer Systems Limited
Form 20-F for the year ended December 31, 2010
Filed February 25, 2011
File No. 001-32692
Comment letter dated November 2, 2011

Ladies and Gentlemen:

Thank you for reviewing our response letter dated September 13, 2011 and October 25, 2011 filed with the Securities and Exchange Commission (the “Commission”). We submit this letter in response to the additional comments from the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated November 2, 2011.

In this letter, for the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with our response.

Form 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Item 15. Controls and Procedures, page 98

1.              Please explain further the following as it relates to the information provided in your response to prior comment 3:

•                  With regards to Patni’s CFO, please provide more details regarding his Advanced Management Program degree from Harvard Business School and his Bachelor’s degree in Finance from India and specifically address how these degree programs provided him with the requisite knowledge in U.S. GAAP accounting. In your response, please provide a list of the particular courses taken towards each degree that specifically addressed U.S. GAAP accounting;

•                  For each position held by your CFO at Ranbaxy Laboratories and Cymbal Corporation, please describe in further detail his U.S GAAP experience. In this regard, provide additional information regarding the positions held and the exact work performed and specifically how the experience provided him with the requisite U.S. GAAP experience. Tell us whether he performed work for the parent company or for a foreign subsidiary of the parent company and tell us where he was located during each tenure (i.e. U.S or overseas);

•                  Explain further iGate’s involvement with Patni’s accounting and reporting functions. In this regard, describe in detail, what role iGate will have in Patni’s operations and to what extent they will be involved with implementing and maintaining Patni’s internal control over financial reporting. Tell us to what extent, if any they intend to take a supervisory role in Patni’s operations. Also, tell us if they intend to hire additional staff at the Group or subsidiary level and if so, what roles they will have in your U.S.GAAP accounting and reporting. In your response, ensure you also address what role iGate’s CAO will take in Patni’s operations, financial reporting and evaluation of their internal control over financial reporting.

We respectfully submit to the Staff that our CFO Certified Public Accountant in 2002 and has lived in the US since 1999. He became a US citizen in 2002. The Harvard Business School Advanced Management Program was a general management program for senior executives and his Bachelor’s degree in Finance and Accounting from India did not have specific USGAAP related courses. However; by virtue of earning his US CPA, having been the CFO of Cymbal Corporation (“Cymbal”) prior to his joining Patni, and having lived in the US, he has extensive knowledge and exposure to USGAAP.

He was head of finance for Ranbaxy Laboratories (“Ranbaxy”) from 1991 to 1999 for India and South—East Asia region with complete P&L and operations management including financial operations and U.S. GAAP accounting and audit requirements. He was a member of the global team that ran the Global Depository Receipts (GDR) process for Ranbaxy in 1994. He was based out of India during his entire tenure with Ranbaxy.

Soon after leaving Ranbaxy in 1999, he migrated to the US and became a founding member and Chief Financial Officer of Cymbal Corporation a California based Company where he had overall responsibility for finance, legal, taxation, treasury and ensuring compliance with U.S. GAAP requirements. He was also responsible for corporate and business law related matters, capital structure, stock option accounting, review of customer contracts, and instituting a strong corporate governance mechanism at Cymbal. He was located in California during his tenure with Cymbal and held this position until Cymbal was acquired by Patni in 2004.

As stated in our previous response, iGATE’s Group CFO, Group CAO and Senior Group Manager of Corporate Reporting are directly responsible for Patni’s accounting and finance functions including Patni’s internal control over financial reporting, since May 12, 2011.  They will be spending approximately 35% to 50% of their time overseeing these responsibilities at Patni.

iGATE’s CAO is responsible for the Controller and Financial Operations function of Patni wherein he will supervise the accounting operations of Patni including the accounting policies to be followed, and supervision of the controller and financial operations function in the US, India and EMEA regions.  As part of the integration process of the two companies, we are standardizing our accounting policies and processes for both entities including internal controls over financial reporting.  We are also transitioning to a common ERP platform, with effect from January 1, 2012.  Furthermore, we plan to expand the financial and accounting teams both at iGATE and Patni in the coming months.  A key criteria of evaluating potential candidates will be their US GAAP experience and qualifications.

The iGATE Board and audit committee are involved in Patni’s financial reporting process through their participation on Patni’s Board and audit committee.  Three members of iGATE’s Board also hold similar positions on the Patni Board.

In connection with our response we acknowledge that:

•                  the information provided in response to the Staff’s comments has been supplied by the Company, which is responsible for the adequacy and accuracy of the information as well as the disclosure in the filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments, please do not hesitate to contact me at +91 - 80- 4104 1501 or our outside counsel, Hogan Lovells LLP, attention Marcia Wiss (tel: 202-637-5429) or Peter Kohl (tel: 011-44-207-296-5644)

Sincerely,

/s/ SUJIT SIRCAR

Sujit Sircar
Group Chief Financial Officer
cc: Peter Kohl
Marcia Wiss